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                                                                 EXHIBIT (a)(13)

                                     TOTAL

                         SUPPLEMENT DATED JUNE 11, 1999
                                       TO
                  EXCHANGE OFFER PROSPECTUS DATED MAY 6, 1999

During the Initial Offer Period, which expired on June 4, 1999, 12,207,680 PetroFina shares and 3,084,260 American depositary shares, corresponding to an aggregate of 12,516,106 shares, or 53.3% of PetroFina's share capital, were tendered. In addition, 3,851,400 PetroFina warrants were tendered, representing 87% of all outstanding PetroFina warrants. Following its purchases pursuant to the Belgian and U.S. exchange offers, Total held 22,130,296 PetroFina shares, representing a 94.3% interest in PetroFina.

Belgian law requires that the Belgian exchange offer be reopened for 15 Belgian business days at the same exchange ratio because Total owns more than 90% of the equity securities of PetroFina. Concurrently with the reopening of the Belgian exchange offer, Total is also extending the U.S. exchange offer at the same exchange ratios and other terms and conditions (except as otherwise set forth in this supplement).

     This Subsequent Offer Period will expire at 10:00 A.M., New York City time, and 4:00 P.M. Brussels time, on July 2, 1999. Total will accept for exchange all outstanding PetroFina shares, American depositary shares, and warrants that are validly tendered prior to the expiration of the Subsequent Offer Period. This obligation to exchange is conditioned on Total's exchanging shares in the reopened Belgian offer.

PetroFina shares, American depositary shares and warrants tendered during the Initial Offer Period cannot be withdrawn during the Subsequent Offer Period. Any shares, American depositary shares or warrants tendered during the Subsequent Offer Period may be withdrawn until the expiration of the Subsequent Offer Period.

Total will request that PetroFina shares be delisted from the Brussels Stock Exchange, the Paris Stock Exchange, the London Stock Exchange, the Frankfurt Stock Exchange, the Amsterdam Stock Exchange, and the Swiss Stock Exchange. In addition, on June 10, 1999, the New York Stock Exchange announced that trading of PetroFina ADRs and warrants had been suspended and that it would apply to the Securities and Exchange Commission to have both of these securities delisted.